Filed by Quanterix Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Akoya Biosciences, Inc. Commission File Number: 001-40344 1 . On January 15, 2025 at 7:30 p.m. EST, Masoud Toloue, President and CEO of Quanterix Corporation, delivered a presentation at the 43rd Annual J.P. Morgan Healthcare Conference, during which he presented the following slides about the pending merger with Akoya Biosciences, Inc.

Legal Information 2 IMPORTANT ADDITIONAL INFORMATION In connection with the proposed acquisition of Akoya Biosciences, Inc. (“Akoya”) by Quanterix, Quanterix will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will contain a joint proxy statement of Quanterix and Akoya and a prospectus of Quanterix (the “Joint Proxy Statement/Prospectus”), and each of Quanterix and Akoya may file with the SEC other relevant documents regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY QUANTERIX AND AKOYA, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT QUANTERIX, AKOYA AND THE PROPOSED TRANSACTION. A definitive copy of the Joint Proxy Statement/Prospectus will be mailed to Quanterix and Akoya stockholders when that document is final. Investors and security holders will be able to obtain the Registration Statement and the Joint Proxy Statement/Prospectus, as well as other filings containing information about Quanterix and Akoya, free of charge from Quanterix or Akoya or from the SEC’s website when they are filed. The documents filed by Quanterix with the SEC may be obtained free of charge at Quanterix’s website, at www.quanterix.com, or by requesting them by mail at Quanterix Investor Relations, 900 Middlesex Turnpike, Billerica, MA 01821. The documents filed by Akoya with the SEC may be obtained free of charge at Akoya’s website, at www.akoyabio.com, or by requesting them by mail at Akoya Biosciences, Inc., 100 Campus Drive, 6th Floor, Marlborough, MA 01752 ATTN: Chief Legal Officer. PARTICIPANTS IN THE SOLICITATION Quanterix and Akoya and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Quanterix or Akoya in respect of the proposed transaction. Information about Quanterix’s directors and executive officers is available in Quanterix’s proxy statement dated April 15, 2024, for its 2024 Annual Meeting of Stockholders, and other documents filed by Quanterix with the SEC. Information about Akoya’s directors and executive officers is available in Akoya’s proxy statement dated April 23, 2024, for its 2024 Annual Meeting of Stockholders, and other documents filed by Akoya with the SEC. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Quanterix or Akoya as indicated above. NO OFFER OR SOLICITATION This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger of Quanterix and Akoya, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Legal Information 3 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS Statements included in this presentation that are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this presentation include certain preliminary, unaudited estimated financial information for the fourth quarter and year ended December 31, 2024. This financial information is unaudited and preliminary and does not present all information necessary for an understanding of Quanterix’s financial condition as of December 31, 2024 and its results of operations for the quarter and year ended December 31, 2024. This financial information is subject to completion of normal quarter and year-end close procedures. These procedures and the audit of Quanterix’s financial statements for the year ended December 31, 2024 are ongoing and could result in changes to this financial information. Forward-looking statements regarding the proposed acquisition of Akoya are based on, among other things, projections as to the anticipated benefits of the proposed transaction as well as statements regarding the impact of the proposed transaction on Quanterix’s and Akoya’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Quanterix and Akoya caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood, and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the following possibilities with respect to the transaction with Akoya: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement entered into between Quanterix and Akoya; the outcome of any legal proceedings that may be instituted against Quanterix or Akoya; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) and stockholder approvals or to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the possibility that the anticipated benefits and synergies of the proposed transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Quanterix and Akoya do business; the possibility that the proposed transaction may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; changes in Quanterix’s share price before the closing of the proposed transaction; risks relating to the potential dilutive effect of shares of Quanterix common stock to be issued in the proposed transaction; and other factors that may affect future results of Quanterix, Akoya, and the combined company. Additional factors that could cause results to differ materially from those described above can be found in Quanterix’s Annual Report on Form 10-K for the year ended December 31, 2023, as amended, Akoya’s Annual Report on Form 10-K for the year ended December 31, 2023, and in other documents Quanterix and Akoya file with the SEC, which are available on the SEC’s website at www.sec.gov. All forward-looking statements, expressed or implied, included in this presentation are expressly qualified in their entirety by the cautionary statements contained or referred to herein. If one or more events related to these or other risks or uncertainties materialize, or if Quanterix’s or Akoya’s underlying assumptions prove to be incorrect, actual results may differ materially from what Quanterix and Akoya anticipate. Quanterix and Akoya caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made and are based on information available at that time. Neither Quanterix nor Akoya assumes any obligation to update or otherwise revise any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.

Priority
02
Adjacencies
Oncology

Quanterix and Akoya: Uniquely positioned to accelerate new tests

	Quanterix	+ Akoya Biosciences	Integrated Approach
Technology	Ultra-sensitive biomarker detection	Spatial detection and characterization of biomarkers	From identification of proteomic biomarkers to their detection
Sample	Blood	Tissue	From Tissue to Blood
Markets	Neurology, Immunology, Oncology		Addressing the largest markets with the greatest potential
Instruments	>1,000	~1,300	Broad commercial reach and ability to cross-sell into a combined larger installed base
Clinical Opportunity	Identify earliest signs of biomarkers crossing-over from tissue to blood	Discover and measure biomarkers in tissue at the start of disease	Accelerate development of new liquid biopsy tests

Quanterix
4

Priority
02
Adjacencies
Oncology

Biomarkers originating in Tissue identified by Spatial organization using Akoya





Tissue leaks biomarkers into blood in ultra-low quantities

- ORF1p
- IFN-γ
- sPD-L1
- HEr2-Low
- EVs

SIMOA ultra-sensitivity detecting those markers in Blood





First Tissue / Blood Complementary Biomarker Kits Coming in 2025

Best in class tissue and blood detection combination will drive early detection and monitoring in Oncology … **Quanterix has already begun developing these tests**

Quanterix
5

Priority
02
Adjacencies
Oncology

Accelerated Path to Scale and Profitability with Focus on High Growth Markets

01 Growth	Combined install base of **2,300** offers immediate **cross-selling opportunities**
02 Scale	Combined revenue of **~$220M**[2] Expected strong **double-digit** organic revenue growth by 2026
03 Efficiency	Significant annual cost synergies of **~$40M** by end of 2026 (**~$20M** by end of year 1 post close)
04 Acceleration	Path to **cash flow positive**[3] in 2026
05 Strong Runway	Significant combined balance sheet with **$175M[4] in cash** expected at time of closing[4]

1. Management's estimate; Excludes Dx and CDx
2. TTM ended Q3 2024
3. Excludes Dx and CDx
4. Assumes that the deal closes in Q2 2025.

Quanterix
6

7 Unmatched Technology Most Sensitive Protein Measurements in Blood protected by a strong IP Delivering double-digit revenue growth In a constrained capital spending environment due to a differentiated business model Driving Operational Execution Leading to improved gross margins and cash flow positive by 2026 Expanding TAM with acquisitions of Akoya and Emission Significantly expand our TAM to $5B and enable our entry into Immunology and Oncology Well positioned for significant upside from AD Diagnostics Promising Alzheimer’s Diagnostics franchise with key catalysts over next 12 months Accelerating Growth, Extending Our Leadership Position